

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President and Secretary
New York City REIT, Inc.
650 Fifth Ave., 30th Floor
New York, New York 10019

> **Re: New York City REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 1, 2020**
> **File No. 333-249217**

Dear Mr. Weil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Choate